May 13, 2008
VIA EDGAR and FAX
Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	Sterling Chemicals, Inc.
Registration Statement on Form S-4/A3
File Date May 8, 2008
File No. 333-145803
Dear Ms. Long:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), in connection with Amendment No. 3 to the Company’s Registration Statement on Form S-4 (File No. 333-145803) filed on May 8, 2008, we are hereby submitting our response to the Staff’s comments contained in its letter to Sterling dated May 13, 2008.
Form S-4/A3
Unaudited Pro Forma Condensed Statements of Operations for the years ended December 31, 2007, 2006 and 2005, pages 36-38
Comment 1: We refer you to your pro forma adjustments related to the benefit for income taxes. You state in footnote (3) that “Income tax expense for 2005 is calculated based on the statutory rate. No income tax benefit is allocated to the styrene discontinued operations in 2007 and 2006 based on the intraperiod tax allocation rule under SFAS 109.” Please provide us a comprehensive analysis that supports your pro forma adjustments. This analysis should include detailed computational information with specific references to the guidance in SFAS 109 to support such computations.
Response: Paragraph 140 of SFAS No. 109 provides an exception to the general intraperiod allocation guidance contained in paragraphs 35-38 of SFAS No. 109 when an enterprise has a current-year loss from continuing operations.

Paragraph 140 states:
This Statement, however, requires consideration of the tax consequences of events for which consideration was prohibited under Statement 96. Under this Statement, for example, taxable income expected in future years is considered for measurement of a deferred tax asset for the carryforward of a current-year loss from continuing operations. For that reason, the Board believes that it is also appropriate to consider an extraordinary gain in the current year for purposes of allocating a tax benefit to a current-year loss from continuing operations. The Board concluded that all items (for example, extraordinary items, discontinued operations, and so forth) should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations.
Our interpretation, along with that of our auditors, is it is preferable to apply the exception to Statement 109’s general intraperiod guidance in all circumstances in which an enterprise has a loss from continuing operations and income from either discontinued operations, extraordinary items or other comprehensive income. Paragraph 140 of Statement 109 requires all items to be considered for purposes of determining the amount of tax benefit to allocate to continuing operations. Therefore, the total current-year tax expense or benefit from all current-year sources of income or loss (which may be zero) is allocated between continuing operations and only those comprehensive pre-tax items that are sources of income in the current year.
The basis for this preference is contained in EITF Topic No. D-32. “Intraperiod Tax Allocation of the Tax Effect of Pretax Income From Continuing Operations.” The FASB staff addresses intraperiod tax allocation at the July 22, 1993, EITF meeting. At the meeting, the FASB staff stated that the previous prohibition against considering items reported separately from continuing operations was made to achieve consistency with the approach in Statement 109 to consider the tax consequences of taxable income expected in future years in assessing the realizability of deferred tax assets.

We recognize that other acceptable views may exist. But, while other views may be acceptable, all enterprises should apply a selected approach consistently to periods in which the enterprise has a loss from continuing operations and income related to other items. As referred to in paragraph 274 of Statement 109, all accounting policy alternatives require that, once selected, the requisite intraperiod income tax allocation exception must be consistently applied on a tax-jurisdiction basis, using the tax rate appropriate to the character of the source of income item.
An example of our policy and application is as follows:
Assume the following:
     1) We have incurred losses for financial and income tax reporting purposes in recent years and, accordingly, have recognized significant net operating loss carryforwards for which the deferred tax asset, net of its valuation allowance, is zero at the beginning of the year.
     2) We do not have positive verifiable evidence to support calcuation allowance release at the end of each year presented.
     3) We have reflected a zero total income tax provision for the year because of the need to establish a full valuation allowance against all of our deferred tax assets at the end of the year.
     4) The applicable jurisdiction tax rate for all items presented is 40%.
Preferred Policy Choice

		Allocated tax
	Pre-tax	ben.(exp)	Net of tax

Net loss from continuing operations	$(1,000)	$400	$(600)
Net loss from discontinued operations	(1,000)	—	(1,000)
Other comprehensive income	1,000	(400)	600

Comprehensive loss	$(1,000)	$—	$(1,000)
In this scenario, even though there is no incremental tax effect from discontinued operations and other comprehensive income (because of our net operating loss carryforwards and full valuation allowance established against our deferred tax assets), income tax benefit should be allocated to continuing operations and, correspondingly, income tax expense is allocated to other comprehensive income and no income tax expense is allocated to discontinued operations.
In both 2006 and 2007, Sterling had a loss from continuing operations, a loss from discontinued operations and other comprehensive income. For 2006 and 2007, no tax provision/benefit was allocated to discontinued operations as both years had losses in discontinued operations. However, for 2005, although we had a loss from continuing operations and a loss from discontinued operations, we also had other comprehensive loss, therefore, the exception to paragraph 140 does not apply and the taxes are allocated according to the guidance in paragraphs 35-38 in SFAS No. 109. A summary of the analysis is as follows:
December 31, 2007

		Allocated tax
	Pre-tax	ben.(exp)	Net of tax

Net loss from continuing operations	$(10,778)	$5,503	(5,275)
Net loss from discontinued operations	(11,260)	—	(11,260)
Other comprehensive income	16,820	(5,887)	10,933
December 31, 2006

		Allocated tax
	Pre-tax	ben.(exp)	Net of tax

Net loss from continuing operations	$(2,582)	$14,488	$11,906
Net loss from discontinued operations	(116,568)	—	(116,568)
Other comprehensive income	16,627	(5,968)	10,659
December 31, 2005

		Allocated tax
	Pre-tax	ben.(exp)	Net of tax

Net loss from continuing operations	$(8,794)	2,601	(6,193)
Net loss from discontinued operations	(20,355)	8,040	(12,315)
Other comprehensive income (loss)	(5,219)	1,846	(3,373)

The change between amendment #2 and amendment #3 was required after Sterling became aware that we had not properly followed the guidance above and incorrectly allocated our tax provision/benefit to continuing operations, discontinued operations and other comprehensive income in the second and third quarters of 2007, and therefore had to restate those quarters. This was disclosed in the Form 10-K after the “Supplemental Financial Information — Quarterly Financial Data” in the third bullet point of the restatement note.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9548 or by fax at 713-654-9552.
Sincerely,
/s/ John R. Beaver
Mr. John R. Beaver
Senior Vice President — Finance,
Chief Financial Officer
Sterling Chemicals, Inc.

cc:	Richard K. Crump
President, Chief Executive Officer and Director
Sterling Chemicals, Inc.

Carla Stucky
Corporate Controller
Sterling Chemicals, Inc.

Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
Sterling Chemicals, Inc.